UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53442

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIVE 9 SECURITIES, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 BROADWAY, 2ND FLOOR
(No. and Street)

SANTA MONICA   CA   90401
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ana R. Carter   (813) 442-1645

                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dollar Logsdon CPA

                              (Name – if individual, state last, first, middle name)

3208 Jameston Dr   Flower Mound   TX   75028
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ana R. Carter _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIVE 9 SECURITIES, LLC _____, as of December 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

CFO & FINOP

Title



Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Five 9 Securities, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2017

Contents



Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Five 9 Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Five 9 Securities, LLC (the Company) as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included, examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dollar Logsdon

Dollar Logsdon CPA

We have served as the Company's auditor since 2016

Flower Mound, Texas
January 26, 2018

CPA & Advisor

Five 9 Securities, LLC
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2017

		2017
Assets		
Current Assets		
Cash	$	28,704
Prepaid Assets and Deposits		37,753
Receivables		175,500
Total Current Assets		241,957
Noncurrent Assets		
Fixed Assets (net of accumulated depreciation)		1,806
Total Noncurrent Assets		1,806
Other Assets		
Goodwill		45,223
Total Other Assets		45,223
Total Assets	$	288,986
Liabilities and Member's Equity		
Current Liabilities		
Accrued Commissions Payable	$	146,250
Accounts Payable		4,762
Accrued Expenses		4,922
Total Liabilities	$	155,934
Member's Equity	$	133,052
Total Liabilities and Member's Equity	$	288,986

The accompanying notes are an integral part of these financial statements.

Five 9 Securities, LLC
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2017

		2017
Revenues		
Success Fees	$	230,000
Consulting Income		110,000
Total Revenue		340,000
Cost of Revenue		270,519
Gross Profit		69,481
Operating Expenses		
Compensation and Benefits		179,750
Travel and Entertainment		6,512
Professional Services		119,824
Advertising		16,001
Occupancy		65,238
Communications and Data Processing		1,174
Information Technology		19,885
Licenses and Fees		14,047
Depreciation		1,204
Office Supplies and Expenses		1,733
Insurance and Taxes		12,008
Bank Charges		1,381
Total Operating Expenses		438,757
Net Income (Loss)	$	(369,276)

The accompanying notes are an integral part of these financial statements.

Five 9 Securities, LLC
Financial Statements
Statement of Cash Flow
As of and for the Year-Ended December 31, 2017

		2017
Net Income (Loss)	$	(369,276)
Adjustments to reconcile net income to net cash provided		
By (used in) operating activities:		
Accounts Receivable		266,765
Prepaid Expenses and Deposits		(3,247)
Accounts Payable		314
Accrued Commissions Payable		(250,570)
Accrued Expenses		(1,317)
Net cash provided by (used in) operating activities		(357,331)
Investing Activities		
Computes, furniture and Equipment		-
Depreciation		1,204
Net cash provided by (used in) investing activities		1,204
Financing Activities		
Contributions from members		325,000
Net cash provided by financing activities		325,000
Net increase (decrease) in cash and equivalents		(31,127)
Cash and equivalents at beginning of period		59,831
Cash and equivalents at end of period	$	28,704

The accompanying notes are an integral part of these financial statements.

Five 9 Securities, LLC
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2017

		2017
Beginning Member's Equity	$	177,328
Net income (loss)		(369,276)
Paid in capital		325,000
Ending Member's Equity	$	133,052

The accompanying notes are an integral part of these financial statements.

Five 9 Securities, LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2017

NOTE 1 – General

Five 9 Securities, LLC (the "Company") is engaged in the business of providing merger & acquisition advisory services. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

Five 9 Securities, LLC is a single member California limited liability company and a wholly owned subsidiary of Five 9 Holdings, LLC (the "Parent Company") which is the sole managing member.

NOTE 2 – Summary of Significant Accounting Policies

A. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Under that basis, revenues are recognized when earned and expenses are recognized when the obligation is incurred.

B. Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

C. Accounts Receivable

Accounts receivable are reported at net realizable value. New realizable value is equal to the gross amount of accounts receivable less an estimated allowance for uncollectable accounts. Historically, the Company has not experienced material write-offs, and therefore, has not established an allowance account for uncollectable receivables or bad debt.

D. Depreciation

The Company's assets are recorded at historical cost and depreciated for book purposes over the following useful lives:

	Years
Computer Equipment and Software	3-5
Furniture and Fixtures	7

Depreciation expense for the year ended December 31, 2017 was $1,204.

E. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents. At December 31, 2017, the Company had no cash equivalents.

F. Advertising

The Company follows the policy of charging the costs of advertising to expense as they are incurred. Advertising expense for the year ended December 31, 2017 was $16,002.

NOTE 3 – Income Tax Matters

As a fully disregarded limited liability company, the Company is not a federally taxable entity; however, it is still liable for certain state taxes.

The Company's year-end financial statements for the period covered hereby revealed no uncertain tax positions that would have a material effect on the financial statements. The evaluation on the Company's tax returns is subject to possible examination by taxing authorities. For federal and state purposes the tax returns essentially remain open for possible examination for a period of three years after the respective return's filing deadlines.

NOTE 4 – Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2017, the Company did not exceed the federally insured limit.

NOTE 5 – Subsequent Events

Subsequent events have been evaluated through January 26, 2018, which is the date the financial statements were available to be issued, and no material events have occurred that would require the Company to change its financial statements or these footnotes.

NOTE 6 – Goodwill Impairment Loss

The Company has recorded goodwill pursuant a business acquisition in an amount in excess of the cost of the acquisition cost over the fair value of acquired net assets. Subsequently, goodwill is written down only when, and if, impairment is identified and measured, based on future events and conditions. Five 9 Securities, LLC test goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. No significant events have occurred during the year ended December 31, 2017, and, accordingly, the Company did not recognize any impairment of December 31, 2017.

NOTE 7 – Commitments and Contingencies

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2017 requiring contingent loss recognition.

Five 9 Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Computation of Net Capital

Total Member's Equity	$	133,052
Non-Allowable Assets		114,032
Haircuts on Securities		-
Net Allowable Capital	$	19,020

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	10,396
Minimum Net Capital Requirement of Reporting Broker-Dealer	$	5,000
Net Capital Requirement	$	10,396
Excess Net Capital	$	8,624

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	155,934
Percentage of Aggregate Indebtedness to Net Capital		819.84%

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

Five 9 Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Statement Related to Uniform Net Capital Rule

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $19,020 which was $8,624 in excess of its required net capital of $10,396. The Company's net capital ratio was 819.84%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum net capital pursuant to a fixed dollar amount or 6-2/3% of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customers' funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i): Special Account for the Exclusive Benefit of Customers Maintained.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Five 9 Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Five 9 Securities, LLC
520 Broadway, 2ⁿᵈ Floor
Santa Monica, CA 90404
(310) 201-7662

January 26, 2018

Nathan Tuttle, CPA
Dollar Logsdon CPA Firm
3208 Jameston Dr
Flower Mound, TX 75028

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Five 9 Securities, LLC:

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3 (Possession and Control);
2. We have met the identified exemption from January 1, 2017 through December 31, 2017, without exception, unless noted in number 3 below;
3. We have no exceptions to report this fiscal year.

Regards,

Ana R. Carter
CFO & FINOP



Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of Five 9 Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Five 9 Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Five 9 Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i), (the "exemption provisions") and (2) Five 9 Securities, LLC stated that Five 9 Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Five 9 Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Five 9 Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dollar Logsdon

Dollar Logsdon CPA
Flower Mound, Texas
January 26, 2018

CPA & Advisor